eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

October 4, 2022

VIA EDGAR

Mr. Christopher Dunham

Ms. Amanda Ravitz

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: eBay Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 21, 2022

File No. 001-37713

Dear Mr. Dunham and Ms. Ravitz:

Thank you for your letter dated September 20, 2022 addressed to eBay Inc. (“eBay,” the “Company” or “we”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Shareholders.

We confirm that we will enhance our future proxy disclosures in accordance with the topics discussed in your letter, dated September 20, 2022, as well as any material developments to our risk oversight structure.

* * *

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-307-4082). In addition, you are welcome to contact Scott Lesmes of Morrison & Foerster LLP at (202-887-1585).

eBay Inc.
Associate General Counsel:

By:	/s/ Molly Finn
Name:	Molly Finn
Title:	Vice President, Deputy General Counsel and Assistant Secretary